EXHIBIT 99.1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Corporation”):
     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Salon Saisons A, Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada, on Thursday, February 2, 2006 at 11:00 a.m., local time, for the purposes of:
(a)	receiving the consolidated financial statements of the Corporation for the financial year ended October 2, 2005, together with the auditors’ report thereon;

(b)	electing six (6) directors for the ensuing year;

(c)	considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “A” to the accompanying management proxy circular) amending the Corporation’s Long Term Incentive Plan in order to, among others, fix the number of Common Shares issuable thereunder at 3,000,158, the whole as described in the accompanying management proxy circular;

(d)	appointing auditors for the ensuing year; and

(e)	transacting such other business as may properly come before the Meeting.
Dated at Montreal, Québec, Canada, December 15, 2005.

By order of the Board of Directors,

Lindsay Matthews, Director, Legal Services
and Corporate Secretary
Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

Solicitation of Proxies	1

Appointment of Proxy	1

Revocation of Proxy	1

Exercise of Discretion by Proxies	1

Voting Shares and Principal Holders Thereof	2

Non-Registered Shareholders	2

Election of Directors	3

2005 Compensation of Outside Directors	6

Corporation’s Stock Ownership Policy for Directors	6

Deferred Share Unit Plan	6

Executive Compensation	7

Summary Compensation Table	7

Short Term Incentive Program	7

Long Term Incentive Plan	8

RRSP/DPSP/SRSP Program	11

Defined Benefit Plan	11

Employment Agreements and Change of Control Agreements	11

Composition of the Compensation and Human Resources Committee	12

Report on Executive Compensation	12

Performance Graph	14

Securities Authorized for Issuance Under Equity Compensation Plans	14

Employee Share Purchase Plan	15

Indebtedness of Directors and Officers	15

Statement of Corporate Governance Practices	16

Directors’ and Officers’ Liability Insurance	16

Normal Course Issuer Bid	16

Amendment of the Long Term Incentive Plan	16

Appointment of Auditors	17

Additional Information	18

Shareholder Proposals for 2007 Annual Meeting	18

Approval of Management Proxy Circular	18

Schedule “A” Resolution to Amend the Long Term Incentive Plan	19

Schedule “B” Record of Attendance By Directors	20

Schedule “C” List of Committee Members	21

Schedule “D” Statement of Corporate Governance Practices	22

Schedule “E” Mandate of the Board of Directors	37

Schedule “F” Mandate of the Corporate Governance Committee	40

Schedule “G” Mandate of the Audit and Finance Committee	43

Schedule “H” Mandate of the Compensation and Human Resources Committee	48

Except as otherwise indicated, the information contained herein is given as of December 15, 2005. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts described herein are in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers, to the Canadian dollar, unless otherwise indicated.
SOLICITATION OF PROXIES
     This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation”) of proxies to be used at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, February 2, 2006, at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.
APPOINTMENT OF PROXY
     The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.
REVOCATION OF PROXY
     A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.
EXERCISE OF DISCRETION BY PROXIES
     The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, FOR the resolution amending the Corporation’s Long Term Incentive Plan in order to, among others, fix the number of common shares issuable thereunder at 3,000,158, the whole as described in this Circular, and FOR the appointment of KPMG llp as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     As of December 15, 2005, there were 60,003,169 common shares of the Corporation (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.
     Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 15, 2005, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 15, 2005, there was an aggregate of 60,003,169 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.
     To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., which, together with its affiliates, owns approximately 8,186,481 Common Shares, representing approximately 13.6% of the voting rights attached to all Common Shares.
NON-REGISTERED SHAREHOLDERS
     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of his or her Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. Non-Registered Holders will either:
(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
     In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

     Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
     In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
     A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.
ELECTION OF DIRECTORS
     The articles of the Corporation provide that the Board of Directors shall consist of not less than five (5) and not more than ten (10) directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated. If prior to the Meeting, any of the nominees shall be unable or, for any reason, shall become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors, unless such shareholder has specified in the form of proxy or voting instruction form that his or her shares are to be withheld from voting on the election of directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.
     The following pages set out the names of proposed nominees for election as directors, together with their year of birth, municipality of residence, date first elected or appointed as a director, principal occupation and principal directorships with other organizations. Also indicated for each person proposed as a director is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such person, the number of options held by such person, the number of deferred share units such person holds, as well as the committees of the Board on which such person serves. Two of the Corporation’s current directors, Messrs. William H. Houston III and Gerald H.B. Ross, will be retiring from the Board and will therefore not be standing for re-election. The Board has fixed at six (6) the number of directors to be elected at the Meeting.
     As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually or collectively for a single slate of directors.

     A “Record of Attendance by Directors” at meetings of the Board and its committees for the twelve (12) month period ended October 2, 2005, is set out in Schedule “B” hereto and the list of committee members for such period is set out in Schedule “C” hereto.

Name, municipality of residence and principal	Director	Position on committees
occupation	since	of the Board	Holdings(1)
Robert M. Baylis, born in 1938 Darien, Connecticut, United States	February 1999	Chairman of the Board of Directors(2)	Common Shares	40,000

Corporate Director.		Chairman of the Corporate Governance Committee	Stock Options Deferred Share Units	21,650 Nil

Mr. Baylis serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels and resorts), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider).
		Member of the Compensation and Human Resources Committee

Glenn J. Chamandy, born in 1961 Montreal, Québec, Canada	May 1984	—	Common Shares(3)	5,526,400

President and Chief Executive Officer of the Corporation.			Stock Options	Nil

Mr. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years.			Deferred Share Units	Nil

Sheila O’Brien, born in 1947 Calgary, Alberta, Canada	June 2005	Member of the Compensation and Human Resources Committee	Common Shares	3,200

Special Advisor on student life to the President of the University of Calgary.		Member of the Corporate Governance Committee	Stock Options Deferred Share Units	Nil 160.12

Ms. O’Brien previously pursued her career at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations.

Ms. O’Brien also serves on the board of directors of MaRS (Medical and Related Sciences), a research and development centre to promote research in life services, and Vartana, an innovative bank concept to support voluntary sector organizations.

Name, municipality of residence and principal	Director	Position on committees
occupation	since	of the Board	Holdings(1)
Pierre Robitaille, born in 1943 St-Lambert, Québec, Canada	February 2003	Chairman of the Audit and Finance Committee	Comman Share	10,000

Business Advisor and Corporate Director.		Member of the Corporate Governance Committee	Stock Options	Nil

Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal Office, President of the firm in Québec, and member of its national board of directors.

Mr. Robitaille also serves on the board of directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company).
			Deferred Share Units	Nil

Richard P. Strubel, born in 1939 Chicago, Illinois, United States	February 1999	Chairman of the Compensation and Human Resources Committee	Common Shares	12,000

Vice Chairman and Director of Cardean Learning Group, a provider of advanced education over the Internet.		Member of the Audit and Finance Committee	Stock Options	22,288

Mr. Strubel also serves on the board of directors of the Northern Funds and Northern Institutional Funds of The Northern Trust (financial services provider) and the mutual funds of Goldman Sachs & Co.			Deferred Share Units	Nil

Gonzalo F. Valdes-Fauli, born in 1946 Havana, Cuba	October 2004	Member of the Audit and Finance Committee	Common Shares	13,210

Chairman of Broadspan Capital, an investment banking firm specializing in financial advisory services.		Member of the Corporate Governance Committee	Stock Options	Nil

Mr. Valdes-Fauli retired from Barclays Bank PLC (a major UK-based global bank) in 2001 when he held the position of Vice Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli serves on the board of directors of Blue Cross and Blue Shield of Florida (health insurance provider), Knight Ridder, Inc. (newspaper and Internet publishing) and as Chairman of Republic Bank (financial services provider), Dominican Republic. He is also Trustee Emeritus of the University of Miami.			Deferred Share Units	576.45

(1)	The information as to Common Shares beneficially owned, controlled or directed by each proposed nominee has been furnished by the respective nominees individually.

(2)	Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.

(3)	Of these Common Shares, 5,498,400 are registered in the name of Glenn Chamandy Holdings Corporation.

2005 COMPENSATION OF OUTSIDE DIRECTORS
     Annual retainers and attendance fees were paid to the members of the Board of Directors who are not employees or officers of the Corporation (“Outside Directors”) on the following basis during the fiscal year ended October 2, 2005 (all amounts are in U.S. dollars):

• annual Board retainer	$47,500
• the Chairman of the Board received an additional annual retainer	$47,500
• each of the committee chairpersons received an additional annual retainer	$9,000
• annual committee retainer (excluding committee chairpersons)	$1,000
• each Board or committee meeting attended	$1,250
     Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
Corporation’s Stock Ownership Policy for Directors
     On August 3, 2004, the Board of Directors adopted a stock ownership policy for directors (the “Corporation’s Ownership Policy”) pursuant to which each Outside Director is expected, over a period of five (5) years, to own and maintain ownership of an amount of the Corporation’s shares (or deferred share units) which is equivalent in value to three (3) times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)).
Deferred Share Unit Plan
     On August 3, 2004, the Corporation adopted a deferred share unit plan (the “DSUP”) for the Outside Directors. The DSUP is intended to align the interests of such directors with those of the Corporation’s shareholders. The DSUP became effective as of the first quarter of fiscal 2005.
     Under the DSUP, until an Outside Director meets the holding requirements set forth in the Corporation’s Ownership Policy, such director must receive, in the form of deferred share units (“DSUs”), 50% of the annual Board retainer fee payable quarterly to him or her, and may elect to receive in the form of DSUs any percentage, up to 100%, of the balance of the fees payable in respect of serving as a director. Once the Outside Director meets the holding requirements set forth in the Corporation’s Ownership Policy, such director may elect to receive, in the form of DSUs, up to 100% of all fees payable in respect of serving as a director. Under the DSUP, Outside Directors are credited, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five (5) trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable and the value thereof payable only after the director ceases to act as a director of the Corporation.

EXECUTIVE COMPENSATION
Summary Compensation Table
     The Summary Compensation Table shows certain compensation information for the Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation (collectively, the “Named Executive Officers”) for services rendered in all capacities during the fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003.

						Long-Term Compensation
		Annual Compensation				Awards			Payouts (2)
				Other Annual		Shares Under	Restricted			All Other
Name and		Salary	Bonus	Compensation(1)		Options Granted	Share Units			Compensation
Principal Position(s)	Year	($)	($)	($)		(#)	($)		($)	($)

Glenn J. Chamandy	2005	546,500	894,279	125,330	(3)(4)	—	—		—	27,325
President and	2004	530,500	669,098	73,588	(3)(5)	—	—		—	26,525
Chief Executive Officer	2003	515,000	428,480	15,022	(3)	34,000	—		—	32,378

Laurence G. Sellyn	2005	426,500	697,914	52,456	(6)	—	—		—	21,325
Executive Vice-President, Chief	2004	414,000	522,162	—		—	1,983,000	(7)	—	19,832
Financial and Administrative Officer	2003	350,000	224,000	—		12,000	—		—	19,299

Benito Masi	2005	256,500	322,870	—		—	1,142,000	(7)	—	12,825
Executive Vice-President,	2004	177,500	118,516	—		—	186,100	(7)	—	8,875
Manufacturing	2003	163,500	72,188	—		—	—		—	8,175

Georges Sam Yu Sum	2005	233,500	293,918	—		—	—		—	11,675
Executive Vice-President,	2004	226,500	219,750	—		—	—		—	11,325
Operations	2003	220,000	140,800	—		—	—		—	11,000

Michael R. Hoffman	2005	196,215	246,986	213,790	(8)	—	—		—	9,811
President, Gildan	2004	190,500	184,823	193,367	(9)	—	285,400	(7)	—	9,525
Activewear SRL	2003	185,000	118,400	116,099	(10)	—	—		—	—
(All amounts in U.S. dollars)

(1)	Perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year, have been excluded.

(2)	There were no long-term compensation payouts during the fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003 other than the exercise of options described hereinafter in this Circular.

(3)	These amounts include interest benefits, imputed at annual rates of 3.0%, 2.75%, and 3.25% for fiscal 2005, 2004 and 2003 respectively, on loans made available to the Named Executive Officer. These loans have been fully repaid.

(4)	This amount also includes $52,608 under the flexible perquisites account.

(5)	This amount also includes $26,621 under the flexible perquisites account and $23,296 representing the incremental cost to the Corporation for the use by the Named Executive Officer of the corporate aircraft.

(6)	This amount includes $28,045 under the flexible perquisites account.

(7)	Laurence G. Sellyn, Benito Masi and Michael R. Hoffman held 100,000, 50,000 and 20,000 Restricted Share Units (RSUs) respectively, under the Corporation’s Long Term Incentive Plan, as of October 2, 2005. The Long Term Incentive Plan of the Corporation provides for adjustments in certain circumstances, such as the issue of a stock dividend to holders of Common Shares.

(8)	This amount includes a US$84,000 expatriate housing allowance and US$66,370 for an expatriate tax equalization allowance made available to the Named Executive Officer.

(9)	This amount includes a US$81,000 expatriate housing allowance and US$64,431 for an expatriate tax equalization allowance made available to the Named Executive Officer.

(10)	This amount includes a US$72,000 expatriate housing allowance made available to the Named Executive Officer.
Short Term Incentive Program
     Annual Incentive Plan
     The Corporation’s Annual Incentive Plan, known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards), is intended to align the financial interests and motivations of the Corporation’s management team and employees with those of the Corporation’s shareholders. Substantially all permanent full-time Canadian and certain offshore salaried employees of the Corporation, excluding employees of certain manufacturing facilities that instead have productivity bonuses, are eligible for bonuses under SCORES.

     The Corporation will pay a bonus based on a predetermined target percentage of each eligible employee’s base compensation. For a given fiscal year, actual paid bonuses will depend on the performance of two separate factors: a corporate financial factor based on achieving or exceeding a minimum return on assets established by the Compensation and Human Resources Committee for this purpose (the “Corporate Financial Factor”) and, for the majority of employees, supplementary individual objectives related to the area of responsibility of each employee (the “Objectives”).
     Each fiscal year, the Corporation sets a target performance for the Corporate Financial Factor and a target performance is identified for the Objectives of each employee. The combination of both factors (Corporate Financial Factor and Objectives) can result in bonuses ranging from zero to twice the predetermined target percentage.
     The Corporate Financial Factor is intended to ensure that management’s incentive-based compensation reflects not only its success in achieving the Corporation’s targets for profitability but also its effectiveness in managing the level of investment required to generate the forecasted earnings.
     The Corporate Financial Factor set by the Corporation for the purpose of determining annual incentive payments reflects aggressive targets for financial performance. In fiscal 2005, under SCORES, actual performance reflected in the Corporate Financial Factor of the Corporation has resulted in approximately 95% of the maximum level.
     In the case of the most senior executives, including the Named Executive Officers, Objectives are replaced by strategic team objectives (the “Strategic Multiplier”). The Strategic Multiplier combines key strategic and operational objectives predetermined by the Board of Directors for each fiscal year. The combination of both factors (Corporate Financial Factor and Strategic Multiplier) can result in bonuses ranging from zero to a maximum of three times the predetermined target percentage. Target percentages vary between 50% and 65% of base salary.
     It is intended that senior management have the potential to be positioned in the top quartile of annual cash compensation for comparable companies if superior financial performance is achieved and Strategic Multiplier Objectives are met or exceeded. In 2005, the actual pay-out to the Named Executive Officers under the combination of the Corporate Financial Factor and the Strategic Multiplier was approximately 85% of the maximum level.
Long Term Incentive Plan
     The Corporation’s Long Term Incentive Plan (the “LTIP”) came into effect in June 1998. It is intended to allow the Board of Directors to grant options and restricted share units (“RSUs”) to officers, key employees and non-employee directors of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers, key employees and non-employee directors. The LTIP is administered by the Board of Directors. Grant levels of options and RSUs are determined by the Board of Directors, primarily based on the expected impact of the role of the employee on the Corporation’s performance and strategic development.
     The exercise price payable for each Common Share covered by an option is equal to the higher of the closing prices of the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant. As at December 15, 2005, an aggregate of 521,471 options are outstanding, representing 0.87% of the issued and outstanding Common Shares of the Corporation.
     On December 3, 2003 and on February 4, 2004, the Board of Directors and the shareholders of the Corporation, respectively, approved an amendment to the LTIP to allow the Board of Directors to grant RSUs under the LTIP. The Board of Directors has discretion to establish the date on which RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award. All awards of RSUs are in part subject to performance objectives set by the Board that must be attained for such awards to vest. An RSU represents the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of RSUs is entitled will be issued from treasury under the share limit provided in the LTIP. Accordingly, the RSUs contemplated by the foregoing amendment to the LTIP are dilutive. In fiscal 2005, the Corporation granted RSUs with five (5) year vesting periods. For each such grant, 50% of the grant was subject to the attainment of performance objectives and 50% was not. As at December 15, 2005, an aggregate of 373,500 RSUs are outstanding, representing 0.62% of the issued and outstanding Common Shares of the Corporation.
     On November 30, 2005, the Board of Directors approved, subject to shareholder and regulatory approval, an amendment to the LTIP to allow the Board of Directors to grant non-dilutive RSUs under the LTIP. Such RSUs have the same features as those described above except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. No grants of non-dilutive RSUs have been made so far under the LTIP.
     On November 30, 2005, the Board of Directors also approved, subject to shareholder and regulatory approval, an amendment to the LTIP to fix at 3,000,158 (which represents approximately 5% of the outstanding Common Shares of the Corporation) the number of Common Shares that are issuable pursuant to the exercise of options and the vesting of dilutive RSUs. Prior to the said amendment, 71,500 Common Shares remained available for future grants under the LTIP. Should further Common Shares become available under the LTIP as a result of the expiry or termination of options or RSUs, such shares will then be available for issuance upon the exercise of options or the vesting of dilutive RSUs, the whole without increasing the total number of Common Shares authorized for issuance under the LTIP.
     The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of options or upon the vesting of dilutive RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 2% of the Common Shares issued and outstanding in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of options or upon the vesting of dilutive RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 2% of the Common Shares issued and outstanding in the case of any one person.
     Furthermore, the terms of the LTIP provide that, unless otherwise determined by the Board of Directors, options granted to participants whose employment or office terminates will expire early as follows: (i) immediately, should the participant be dismissed for cause; (ii) in the event of resignation or dismissal without cause, options exercisable at such date may be exercised within a period of sixty (60) days thereafter; or (iii) in the event of death, permanent disability or the attainment of the retirement age established by the Corporation, options exercisable at such date may be exercised within a period twelve (12) months thereafter.
     Similarly, unless otherwise determined by the Board of Directors, RSUs granted pursuant to the LTIP will vest or expire early as follows: (i) all RSUs will expire immediately should the participant be dismissed for cause; (ii) the portion of RSUs that is subject to the attainment of performance objectives will expire on their vesting date if these objectives have not been attained or will expire immediately should the participant resign or should the participant’s employment or office be terminated without cause or by reason of death, permanent disability or the attainment of the retirement age established by the Corporation; and (iii) the portion of RSUs that is not subject to the attainment of performance objectives will expire immediately should the participant resign or will vest immediately should the participant’s employment or office be terminated without cause or by reason of death, permanent disability or the attainment of retirement age. In the event of early vesting due to termination without cause, death, permanent disability or retirement, the participant will be entitled to receive a number of Common Shares calculated taking into account the number of days elapsed between the date of grant and the date such portion of the participant’s RSUs vested early as well as the duration of the original vesting period of the RSUs.

     In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, all outstanding options and RSUs will become exercisable and will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof.
     The LTIP further provides that options and RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability. The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any option or RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of options or RSUs where such amendment, suspension or termination would alter or impair their rights.
     Finally, with the approval of the TSX, the Board of Directors approved the postponement of the expiry dates of options granted to two insiders following their departure from the Corporation. In one case, the expiry date for options to acquire 6,666 Common Shares at an exercise price of $40.89 per share (which, following the two-for-one stock split effective May 20, 2005, became 13,332 Common Shares at an exercise price of $20.45 per share) was deferred from April 11, 2005, the termination date contemplated in the LTIP, to 5:00 p.m. on August 10, 2005 to permit the holder thereof to exercise such options for a two-month period following June 10, 2005, the vesting date of such options. In the other case, the expiry date for options to acquire 4,668 Common Shares at an exercise price of $11.43 per share was deferred from November 30, 2005, the termination date contemplated in the LTIP, to 5:00 p.m. on April 6, 2006 to permit the holder thereof to exercise such options for a two-month period following February 6, 2006, the vesting date of such options.
     For more information about the amendments to the LTIP, please see the section of this Circular entitled “Amendment of the Long Term Incentive Plan”.
     Options Granted During the Financial Year
     No stock option grants have been made to Named Executive Officers or to other employees of the Corporation under the LTIP during the financial year ended October 2, 2005.
     Aggregated Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values
     The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options exercised during the fiscal year ended October 2, 2005, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at October 2, 2005 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the market value of the Common Shares on the TSX on September 30, 2005, which was $44.31 per share, and the exercise or base price of the options. The aggregate values indicated with respect to unexercised in-the-money options at financial year-end have not been, and may never be, realized. These options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. There can be no assurance that these values will be realized.

					Value of Unexercised
			Unexercised Options		In-the-Money Options at
	Securities		at Financial Year-end		Financial Year-end
	Acquired on	Aggregate	(#)		($)
	Exercise	Value Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Glenn J. Chamandy	64,459	2,192,817	24,973	—	791,270	—
Laurence G. Sellyn	17,158	449,849	—	16,000	—	416,960
Georges Sam Yu Sum	—	—	96,648	—	3,076,292	—
Michael R. Hoffman	25,002	582,082	27,266	—	768,633	—
Benito Masi	15,000	585,750	62,000	—	2,021,010	—

RRSP/DPSP/SRSP Program
     Pursuant to the Corporation’s RRSP/DPSP/SRSP Program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian citizen) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan (DPSP) of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan (RRSP) up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is invested in a Supplemental Retirement Savings Plan (SRSP).
Defined Benefit Plan
     The Corporation has put in place a non-registered defined benefit plan for Edwin B. Tisch, who retired as Executive Vice-President, Manufacturing on December 31, 2004. The defined benefit plan provides Mr. Tisch or his spouse, as the case may be, with an annual pension benefit from the date of his retirement, until the later of his death or the death of his spouse, with a minimum guaranteed payment period of ten (10) years. The annual pension benefit payable under the non-registered defined benefit plan is payable in monthly instalments and is equal to $111,252 per year.
Employment Agreements and Change of Control Agreements
     The Corporation has entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies. The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice in the case of Mr. Chamandy and upon at least two (2) months’ written notice in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman.
     Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to, subject to applicable withholdings: (i) an amount equal to twenty-four (24) months’ base salary in the case of Messrs. Chamandy and Sellyn and twelve (12) months’ base salary in the case of Messrs. Sam Yu Sum, Masi and Hoffman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period; (ii) in the case of Messrs. Chamandy and Sellyn, a one-time payment equal to twenty-four (24) months of the target annual bonus established under the Annual Incentive Plan; (iii) continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier; (iv) any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the Annual Incentive Plan; (v) the right to exercise vested options or RSUs pursuant to the LTIP within ninety (90) days following termination of employment; and (vi) the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.
     In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of (a) 365 days from the date of the potential change of control, (b) his termination of employment by death or disability or, in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman, by death, disability or for cause, or (c) his termination of employment by the Corporation without cause or by the executive with good reason.
     The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to, subject to applicable withholdings: (i) his full base salary through the date of termination; (ii) a one-time payment equal to thirty-six (36) months’ base salary in the case of Messrs. Chamandy and Sellyn and twenty-four (24) months’ base salary in the case of Messrs. Sam Yu Sum, Masi and Hoffman (each a “Severance Period”); (iii) any amounts required to be paid to him under any long term incentive plan of the Corporation, including the LTIP (upon the occurrence of transactions that would result in a change of control, all options become exercisable and RSUs become vested as of the date of the change of control, unless otherwise determined by the Board prior to the occurrence of the change of control); (iv) a one-time payment in lieu of the participation in the Annual Incentive Plan during the applicable Severance Period; (v) continuation of employee benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and (vi) any earned but unused vacation days.
Composition of the Compensation and Human Resources Committee
     During the most recently completed year, the Corporation’s Compensation and Human Resources Committee was composed of five (5) directors, all of whom are independent directors, namely Messrs. Richard P. Strubel (Chairman), William H. Houston III, Robert M. Baylis and Gerald H.B. Ross and Ms. Sheila O’Brien (who joined the committee in June 2005).
Report on Executive Compensation
     General Principles of Executive Compensation
     Compensation of executive officers of the Corporation and its subsidiaries, including the Named Executive Officers whose names appear in the Summary Compensation Table under “Executive Compensation”, is recommended to the Board of Directors by the Corporation’s Compensation and Human Resources Committee.
     In order to ensure that the Corporation is able to attract, motivate and retain high-performing employees required to achieve superior financial results and build competitive advantage, the Corporation has developed and implemented a formal strategic policy regarding the compensation of its executives. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) links the executives’ interests with those of the Corporation’s shareholders and (c) rewards superior performance. The Reference Market is comprised of a combination of Canadian and United States companies involved in apparel and textile, consumer products and certain categories of high growth companies, including public companies that have an entrepreneurial culture. The policy is comprised of three (3) components:
•	the base compensation strategy, which is intended to align base salaries with the median of those paid by companies contained in the Reference Market, as well as align benefits and perquisites with the local market median;

•	the short-term incentive program, namely the Corporation’s Annual Incentive Plan (more fully described on pages 8 and 9 of this Circular), which aims at providing total cash compensation greater than the median of those offered by companies contained in the Reference Market in cases where superior financial performance in excess of target objectives is attained. The Annual Incentive Plan has been developed to encourage and reward peak performance as the payouts occur only upon achieving or exceeding the Corporation’s target for return on investment as well as key strategic business objectives; and

•	the long-term incentive program (namely the LTIP described on pages 9 and 10 of this Circular), which aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Market if the Corporation achieves its aggressive profit and growth targets. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, the Corporation has issued RSUs under the LTIP which vest at the end of a five (5) year period, subject to the achievement of performance objectives in the case of half of the RSUs granted. In order to realize more than half of the value of RSUs, the Corporation must achieve returns on investment in excess of those achieved of a benchmark group of companies identified by the Compensation and Human Resources Committee of the Board. Selection of the benchmark companies, and the determination of the Corporation’s financial returns relative to this group, are carried out by the Compensation and Human Resources Committee in conjunction with external compensation consultants. The Corporation is proposing to increase the number of Common Shares reserved for issuance under the LTIP because the current reserve level under the LTIP will not allow for enough grants going forward (see pages 16 and 17 of this Circular for more details regarding the proposed amendments to the LTIP to meet the Corporation’s total compensation policy).
     Shareholding Requirement for the Chief Executive Officer
     In November 2005, the Corporation established a minimum shareholding requirement for the President and Chief Executive Officer. The President and Chief Executive Officer is required (i) to hold, within five (5) years of his appointment to the position, Common Shares having a minimum total share market value of four (4) times his base salary and (ii) to continue to hold such Common Shares throughout his tenure as President and Chief Executive Officer. Mr Chamandy, as a founder and significant shareholder, has a shareholding position that is significantly in excess of this minimum shareholding requirement.
     Compensation of the Chief Executive Officer
     The compensation of the Chief Executive Officer is governed by the Corporation’s executive compensation policy described above. The Chief Executive Officer’s base compensation for fiscal 2005 is below the range of the median value of the companies contained in the Reference Market. The Compensation and Human Resources Committee of the Board has approved an increase in base salary for the Chief Executive Officer from $546,500 to $700,000 per annum, with effect as of the beginning of the 2006 fiscal year. This increase reflects the Board’s assessment of the superior performance and financial results achieved by the Chief Executive Officer since assuming his role and, in the opinion of the Committee, with reference to advice from external compensation consultants, positions the Chief Executive Officer’s base salary at approximately the median level in relation to the companies in the Reference Market.
     The Chief Executive Officer received a bonus based on the SCORES program and the strategic multiplier for fiscal 2005, as determined pursuant to the Annual Incentive Plan of the Corporation (see “Executive Compensation — Short Term Incentive Program — Annual Incentive Plan” for a more detailed description of the Corporation’s Annual Incentive Plan as it relates to senior executives). The annual bonus paid in 2005 reflected a return on net operating assets, as defined for this purpose, of 34.5% compared with a target of 30.0%, as well as his performance in relation to the strategic multiplier objectives established by the Committee for the Chief Executive Officer and the senior executive management of the Corporation for the 2005 fiscal year. In fiscal 2005, these strategic multiplier objectives related to the development and implementation of the Corporation’s sales growth strategy, the development and implementation of its manufacturing capacity expansion plans, the successful execution of its plans for the closure and relocation of its Canadian yarn spinning operations, the Corporation’s progress in implementing key information technology projects, the progress of its program to ensure full compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002, and its success in enhancing its reputation and image for corporate social responsibility and corporate citizenship.
     No options or RSUs were granted to the Chief Executive Officer during the financial year ended October 2, 2005.
     On behalf of the Compensation and Human Resources Committee:
Richard P. Strubel, Chairman
William H. Houston III
Robert M. Baylis
Gerald H.B. Ross
Sheila O’Brien

PERFORMANCE GRAPH
     The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 2, 2000 with the cumulative total shareholder return of the S&P/TSX Composite Index, assuming reinvestment of all dividends.

	FINANCIAL YEARS ENDED
	October 1,	September 30,	September 29,	October 5,	October 3,	October 2,
	2000	2001	2002	2003	2004	2005
Corporation	$100.00	$76.36	$132.93	$153.98	$143.43	$358.06

S&P/TSX Composite Index	$100.00	$66.88	$60.79	$76.31	$90.32	$115.73
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
     The following table provides, for fiscal 2005, with respect to the LTIP:
(i)	the number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)	the weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)	the number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

			Number of securities remaining
	Number of securities to	Weighted-average exercise	available for future issuance
	be issued upon exercise of	price of outstanding	under equity compensation plans
	outstanding options,	options, warrants and	(excluding securities reflected in
Plan category	warrants and rights	rights	the second column)
Equity compensation plan approved by securityholders
- LTIP (options)	568,778	$12.62	Nil
- LTIP (RSUs)	356,000	N/A	89,000
     The Corporation does not have any equity compensation plan, under which equity securities are authorized for issuance, not previously approved by shareholders.
Employee Share Purchase Plan
     On May 29, 2000, the Corporation adopted a Share Purchase Plan (the “Plan”), which provides an opportunity for full-time or regular part-time Canadian and U.S. employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her annual income for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. As soon as practicable following remittance of such contributions to the custodian, the custodian purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. At the Corporation’s discretion, an equivalent number of Common Shares may be purchased on the open market, in which case the Corporation remits to the custodian the additional funds required to settle such purchase. In the event of the death, retirement or termination of employment of the participant, the custodian will remit to the estate of the deceased participant, to the retired employee or to the former employee, as the case may be, a certificate registered in the participant’s name representing the number of Common Shares standing to the credit of such participant as well as a cash payment for any fraction of such shares and any contribution not yet invested as of the date of such participant’s death, retirement or termination. The Corporation assumes all administrative costs associated with the Plan as well as the cost of issuing a share certificate once per year.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
     As at December 15, 2005, no amount was owed to the Corporation or any of its subsidiaries by any of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries, exclusive of travel advances as permitted by applicable securities laws. The following table provides information regarding indebtedness owed during the year to the Corporation by each individual who currently is or at any time during fiscal 2005 has been a director or officer of the Corporation, or an associate of any of the foregoing. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2005.
     Table of Indebtedness of Directors and Officers

	Involvement of the	Largest Amount	Amount
	Corporation or	Outstanding for the year	Outstanding at
Name and Position	Subsidiary	ended October 2, 2005	December 15, 2005
Glenn J. Chamandy	Lender	$300,000 (1)	Nil
President and Chief Executive Officer

(1)	Glenn J. Chamandy received an interest-free loan of $750,000 on December 8, 1999. This loan was originally repayable in ten (10) equal and consecutive annual installments of $75,000 without interest but was fully re-paid in December 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators (“CSA”) (the “CSA Standards”).
     In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule “D” to this Circular.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
     The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$60,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, in which cases the deductible is US$500,000), as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the financial year ended October 2, 2005 in respect of this policy was US$1,491,666. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.
NORMAL COURSE ISSUER BID
     The Corporation has renewed, subject to regulatory approval, a normal course issuer bid for a maximum of 1,000,000 Common Shares, representing approximately 1.67% of the total outstanding Common Shares as at December 15, 2005. Any purchases under the renewed bid will be made during the period from December 22, 2005 to December 21, 2006, and will be made on the open market through the facilities of the TSX in compliance with its rules and policies. Shares purchased under the bid will be cancelled. As at December 15, 2005, there were 60,0003,169 Common Shares issued and outstanding. In the event that, during the course of the normal course issuer bid, the Common Shares trade at a price range that does not adequately reflect their value in relation to the Corporation’s assets, business and future business prospects, the Corporation believes that the purchase of up to 1,000,000 of its outstanding Common Shares made under the normal course issuer bid will represent an appropriate use of the Corporation’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities. Shareholders may obtain copies of the notice of intention without charge by contacting the Corporation in writing or otherwise, to the attention of the Corporate Secretary.
AMENDMENT OF THE LONG TERM INCENTIVE PLAN
     At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve an ordinary resolution confirming certain amendments to the LTIP. On November 30, 2005, the Board of Directors approved, subject to shareholder and regulatory approval, an amendment to the LTIP to fix at 3,000,158 (which represents approximately 5% of the outstanding Common Shares of the Corporation) the number of Common Shares that are issuable pursuant to the exercise of options and the vesting of dilutive RSUs.
     The new reserve is consistent with the Corporation’s reliance on long term incentive vehicles and proven track record of using stock options and RSUs, adapting their features to its varying business requirements. The Compensation and Human Resources Committee and the Board of Directors believe that stock options, in combination with other incentive vehicles such as RSUs, have played a significant role in the Corporation’s achievement of strong results and enhanced shareholder value. These vehicles align management’s interest with shareholder value growth and help in attracting and retaining key management talent necessary to support the Corporation’s growth strategy. As such, it is important that the Corporation holds sufficient Common Shares in reserve.
     In order to provide more flexibility with respect to the granting of options or dilutive RSUs, the Compensation and Human Resources Committee and the Board of Directors also recommend that the Common Shares reserved for issuance under the LTIP be available for grants of either options or dilutive RSUs, at the discretion of the Board. Accordingly, they recommend removing the existing limitation of 600,000 Common Shares reserved for issuance upon the vesting of dilutive RSUs, provided that the maximum number of Common Shares that are issuable pursuant to the exercise of options and the vesting of dilutive RSUs shall not exceed 3,000,158 Common Shares.
     In addition, the Compensation and Human Resources Committee and the Board of Directors believe that 25% of the options granted under the LTIP, going forward, should be exercisable on and after the second, third, fourth and fifth anniversary of the Grant Date (as defined in the LTIP), respectively. Hence, they recommend an amendment to the current text of the LTIP, which states that one third of the options granted should be exercisable after the second, third and fourth anniversary of the Grant Date.
     Furthermore, the Compensation and Human Resources Committee and the Board of Directors recommend that the LTIP be amended to allow the Board of Directors to grant non-dilutive RSUs under the LTIP. The Compensation and Human Resources Committee and the Board of Directors believe that such amendment will provide more flexibility to the Corporation and will decrease the dilutive effect of RSU awards on shareholding. The Compensation and Human Resources Committee and the Board of Directors also recommend that the LTIP be amended to remove the restriction that prohibits the granting of RSUs to the members of management who are also significant shareholders of the Corporation, namely Glenn J. Chamandy, the President and Chief Executive Officer of the Corporation.
     Other amendments to the LTIP are of an administrative nature, including changes to reflect the conversion of all Class A Subordinate Voting Shares and Class B Multiple Voting Shares into Common Shares that was approved by the shareholders of the Corporation at the annual and special meeting of shareholders held on February 2, 2005.
     For more information about the LTIP, please see the section of this Circular entitled “Executive Compensation — Long Term Incentive Plan”.
     The resolution in respect of the amendment of the LTIP, the text of which is reproduced at Schedule “A” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.
     Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.
APPOINTMENT OF AUDITORS
     KPMG llp (“KPMG”), Chartered Accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2005, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $687,287 for fiscal 2005 and $611,250 for fiscal 2004.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $74,700 for fiscal 2005 and $55,042 for fiscal 2004. These services consisted of miscellaneous assurance services.
Tax Fees — The aggregate tax fees billed by KPMG were $262,659 for fiscal 2005 and $218,505 for fiscal 2004. These services consisted of: tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Corporation’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were $3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements and were nil for fiscal 2004.
     All fees paid and payable by the Corporation to KPMG in fiscal 2005 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the Board.
ADDITIONAL INFORMATION
     The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and Management’s Discussion and Analysis (MD&A) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at 725 Montée de Liesse, Montreal, Québec, H4T 1P5 or at www.sedar.com or www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.
SHAREHOLDER PROPOSALS FOR 2007 ANNUAL MEETING
     Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 18, 2006.
APPROVAL OF MANAGEMENT PROXY CIRCULAR
     The contents and the sending of this Circular have been approved by the Board of Directors.
Dated at Montreal, Québec, Canada, December 15, 2005.

By order of the Board of Directors,

Lindsay Matthews, Director, Legal Services
and Corporate Secretary

SCHEDULE “A”
RESOLUTION TO AMEND THE LONG TERM INCENTIVE PLAN
Upon motion, duly proposed and seconded, it was resolved:
1.	THAT, subject to regulatory approval, the Corporation’s Long Term Incentive Plan (the “LTIP”) be amended to, among others (i) fix at 3,000,158 (which represents 5% of the outstanding Common Shares of the Corporation) the number of Common Shares that are issuable pursuant to the exercise of options and the vesting of dilutive RSUs, (ii) remove the limitation of 600,000 Common Shares reserved for issuance upon the vesting of dilutive RSUs, provided that the maximum number of Common Shares that are issuable pursuant to the exercise of options and the vesting of dilutive RSUs shall not exceed 3,000,158 Common Shares, (iii) state that 25% of the options to be granted under the LTIP should generally be exercisable on and after the second, third, fourth and fifth anniversary of the Grant Date (as defined in the LTIP), respectively, (iv) provide for the granting of non-dilutive RSUs, and (v) make certain changes of an administrative nature, the whole substantially as described in the Management Proxy Circular of the Corporation dated December 15, 2005, be, and it is hereby, approved and ratified;

2.	THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3.	THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

SCHEDULE “B”
RECORD OF ATTENDANCE BY DIRECTORS
For the 12 month period ended October 2, 2005

Number of meetings attended
Directors	Board	Committees
Robert M. Baylis	10 of 10	11 of 11

William H. Houston III	10 of 10	11 of 11

Sheila O’Brien	2 of 2	2 of 2

Gerald H.B. Ross	10 of 10	10 of 10

Richard P. Strubel	10 of 10	10 of 10

Pierre Robitaille	10 of 10	11 of 11

Glenn J. Chamandy	10 of 10	N/A

Gonzalo F. Valdes-Fauli	8 of 9	8 of 10
Summary of Board and Committee meetings held

Board (4 regular; 6 special)	10

Audit and Finance (4 regular; 1 special)	5

Corporate Governance (4 regular; 2 special)	6

Compensation and Human Resources (4 regular; 1 special)	5
* * *

SCHEDULE “C”
LIST OF COMMITTEE MEMBERS
AUDIT AND FINANCE COMMITTEE
Pierre Robitaille, Committee Chair
Gerald H.B. Ross
Richard P. Strubel
Gonzalo F. Valdes-Fauli
COMPENSATION AND HUMAN RESOURCES COMMITTEE
Richard P. Strubel, Committee Chair
Robert M. Baylis
William H. Houston III
Sheila O’Brien
(Was appointed to the committee on June 2, 2005)
Gerald H.B. Ross
CORPORATE GOVERNANCE COMMITTEE
Robert M. Baylis, Committee Chair
William H. Houston III
Sheila O’Brien
(Was appointed to the committee on June 2, 2005)
Pierre Robitaille
Gonzalo F. Valdes-Fauli
* * *

SCHEDULE “D”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
In January 2004, the Canadian Securities Administrators (the “CSAs”) adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules and appropriate disclosure is made, where applicable, in connection therewith in the following table. Reference is also made to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 22, 2005, available on www.sedar.com and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.
In 2005, the CSAs also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Effective Corporate Governance) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Corporation believes that its corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.
The Corporation has also disclosed, where applicable in the following table, a comparison with requirements of the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”).
The Corporation’s 2005 Annual Information Form, which may be obtained on request from the Corporate Secretary of the Corporation or at www.sedar.com or www.sec.gov, will also contain information pertaining to corporate governance.
The Corporation is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.
Please also refer to the Corporate Governance Guidelines of the Corporation available on its website at www.gildan.com.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

1. Board of Directors

(a) Disclose the identity of directors who are independent.	✓	Of the current eight (8) members of the board of directors of the Corporation (the “Board” or the “Board of Directors”), seven (7) directors are “independent” within the meaning of the CSA Disclosure Instrument. They are Messrs. Robert M. Baylis, William H. Houston III, Pierre Robitaille, Gerald H.B. Ross, Richard P. Strubel and Gonzalo F. Valdes-Fauli and Ms. Sheila O’Brien. Messrs. William H. Houston III and Gerald H.B. Ross will not be standing for re-election at the upcoming Meeting.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	✓	One (1) of the directors, Mr. Glenn J. Chamandy, is an officer of the Corporation and therefore does not qualify as “independent” within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, a majority of the board members should qualify as “independent directors”.	✓	The Board has determined that the seven (7) current “independent directors” qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.
	✓	Seven (7) of our eight (8) current directors are independent and five (5) of the six (6) director nominees are independent.

(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	✓	The directorships of all director nominees are described on pages 4, 5 and 6 of this Circular. The directors retiring from the Board prior to the Meeting are not presently directors of any other reporting issuers.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	✓	The independent Board members meet at each regularly-scheduled Board meeting without management under the chairmanship of the independent Chairman of the Board. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year. Interested parties may communicate directly with the Chairman of the Board or with non-management directors as a group regarding any concerns by correspondence marked to the attention of the Chairman of the Board, care of the Corporate Secretary at the address of the Corporation’s head office: 725 Montée de Liesse, Montreal, Québec, Canada, H4T 1P5.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The members of the Audit and Finance Committee, who are all independent, also meet at each regularly-scheduled committee meeting without management present. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year.

Under the NYSE Standards, non-management directors are required to meet regularly without management.	✓	Same as above.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
	✓	Robert M. Baylis is the Chairman of the Board of the Corporation. Mr. Baylis is independent within the meaning of the CSA Disclosure Instrument. Pursuant to the mandate of the Chairman of the Board, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management. On this last matter, the Chairman: (i) meets with the other non-management directors at each regularly scheduled Board meeting; (ii) holds additional meetings with the other non-management directors at the request of any such director; and (iii) communicates to the Board any comments, questions or suggestions of such directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	✓	The record of attendance of directors to Board and committee meetings is set forth as Schedule “B” of this Circular.

More information about each director can be found on pages 4, 5 and 6 of this Circular.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

2. Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	✓	The Board has adopted a formal Board mandate, which is attached hereto as Schedule “E”.

The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
	✓	The Board has adopted formal mandates for the Chairman of the Board and Board committee chairs. The mandate of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to ensure efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the Chief Executive Officer (the “CEO”) and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The mandates of each committee chair provide that each chair’s key role is to manage his respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.

(b)  Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
✓	The Board has adopted a formal mandate for the CEO.

The Board expects the CEO and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all officers of the Corporation and approves all material transactions.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The Compensation and Human Resources Committee, together with the Chairman of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the CEO’s performance in light of such goals and objectives and establish the CEO’s compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.
✓	The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors.

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the CEO and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

(b)  Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
	✓	The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	✓	The Corporation adopted a Code of Ethics and Business Conduct in November 2002 (the “Code of Ethics”).

(i) disclose how a person or company may obtain a copy of the code;		The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired.

In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been required or filed during the Corporation’s fiscal year ending October 2, 2005.

(b)  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
	✓	In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director to leave the room during any discussion concerning such matter.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	✓	In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Reporting Employee Concerns of Questionable Acts Policy and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	✓	The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs. The committee identifies candidates qualified to become Board members and selects or recommends that the Board selects director nominees for the next annual meeting of shareholders. It also establishes performance-enhancing measures, and assesses and reviews annually the performance and effectiveness of the Board, Board committees, the Board and committee chairs and individual directors. In certain circumstances, the committee may retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
	✓	The Corporate Governance Committee is currently composed of five (5) directors, all of whom are “independent” within the meaning of the CSA Disclosure Instrument.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

Under the NYSE Standards, the nominating/corporate governance committee should be composed solely of “independent directors” and should have its own charter.	✓	The Board has determined that the members of the Corporate Governance Committee qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	✓	The Board has adopted a formal mandate for the Corporate Governance Committee, which is attached as Schedule “F” to this Circular.

The mandate of the Corporate Governance Committee provides that the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	✓	The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See page 6 of this Circular for information about the compensation received by outside directors.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
	✓	All members of the Corporate Governance and Compensation and Human Resources Committees are “independent” within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, the compensation committee should be composed solely of “independent directors” and should have its own charter.	✓	The Board has determined that the members of the Compensation and Human Resources Committee are “independent directors” within the meaning of Section 303A(2) of the NYSE Standards.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	✓	The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is attached as Schedule “H” to this Circular.

The mandate of the Compensation and Human Resources Committee provides that the committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s officers, including recommending their compensation. In collaboration with the Chairman of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee must ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

(d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
	✓	During fiscal 2005, the committee retained the services of Mercer Human Resource Consulting (“Mercer”) to provide advice on the competitiveness and appropriateness of compensation programs for the CEO, top executive officers and directors, as required. In addition, the Corporation retained Mercer in fiscal 2005 to review and advise on the Corporation’s pension arrangement for Canadian salaried employees.

8. Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	✓	Schedule “C” to this Circular lists the committees of the Board and their composition. The mandates of the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee are attached as Schedules “F”, “G” and “H” to this Circular, respectively.

Each committee of the Board is composed entirely of “independent” directors within the meaning of the CSA Disclosure Instrument. In addition, the Board has determined that all such committees are composed entirely of “independent” directors within the meaning of Section 303A(2) of the NYSE Standards.

The record of attendance at committee meetings is attached hereto as Schedule “B”.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

9. Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
	✓	On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Corporate Governance Committee. The Corporate Governance Committee chair then presents the committee’s findings and recommendations to the Board.

The CSA Audit Committee Rules and the NYSE Standards state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	✓	The Audit and Finance Committee consists of four (4) directors, namely Messrs. Pierre Robitaille (Chairman), Gerald H.B. Ross, Richard P. Strubel and Gonzalo F. Valdes-Fauli.

The Board has determined that all members of the Audit and Finance Committee are “independent” within the meaning of that term in the CSA Audit Committee Rules. The Board has also determined that all members of the Audit and Finance Committee are “independent” within the meaning of Section 303A(6) of the NYSE Standards.

The CSA Audit Committee Rules state that each audit committee member must be financially literate.	✓	The Board has adopted the following definition of “financial literacy”: “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements”. All four (4) directors who constitute the Audit and Finance Committee are “financially literate” within the meaning of such definition.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	✓	The mandate of the Audit and Finance Committee, attached hereto as Schedule “G”, describes explicitly the role and oversight responsibilities of the Audit and Finance Committee.

The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.
	✓	The mandate of the Audit and Finance Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.
	✓	The mandate of the Audit and Finance Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including any material written communications between the Corporation and the external auditors (which includes any disagreement with management and the resolution thereof).

The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	✓	The mandate of the Audit and Finance Committee states that the committee oversees all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The CSA Audit Committee Rules state that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.
	✓	The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing the annual and quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution. The committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with regulatory authorities in Canada or the United States of America.

The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
	✓	The mandate of the Audit and Finance Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. Please refer to the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters included in the Corporation’s Corporate Governance Guidelines available on its website at www.gildan.com. The Corporation has also adopted a similar policy for its employees. A report on complaints filed under these policies is presented to the Audit and Finance Committee at each quarterly meeting.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
	✓	The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors.

Required disclosure under the	Does the	Corporate Governance Practices
CSA Disclosure Instrument	Corporation align?	at the Corporation

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.
	✓	In performing its responsibilities, the Board or a committee of the Board may, as required and subject to the approval of the Board, engage an outside adviser at the expense of the Corporation. The mandate of the Audit and Finance Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Chairman of the Board and, if appropriate, the external auditors; the Audit and Finance Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Corporation provides appropriate funding for the Audit and Finance Committee, including the payment of all outside legal, accounting and other advisors retained by the committee.

SCHEDULE “E”
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.
From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.
The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.
1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 10 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings
•	at least four times a year and as necessary.
3.	Mandate

The responsibilities of the Board include the following:
(a)	With respect to strategic planning
•	approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

•	approving and monitoring the implementation of the Corporation’s annual business plan;

•	advising management on strategic issues.
(b)	With respect to human resources and performance assessment
•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other officers of the Corporation;

•	approving the CEO’s corporate objectives;

•	monitoring and assessing the performance of the CEO and of the other officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•	taking reasonable measures to ensure that an appropriate portion of the CEO’s and the other officers’ compensation is tied to both the short and longer-term performance of the Corporation;

•	taking reasonable measures to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.
(c)	With respect to financial matters and internal control
•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•	reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•	approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	reviewing the Corporation’s plans for the purchase of cotton;

•	determining dividend policies and procedures;

•	taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.
(d)	With respect to corporate governance matters
•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•	adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and ensuring appropriate disclosure of any such waiver;

•	ensuring the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•	adopting and reviewing orientation and continuing education programs for directors.
(e)	With respect to environmental and social responsibility practices
•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.
4. Method of Operation
•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan;

•	the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•	independent directors meet periodically without management and other non-independent directors present, under the oversight of the Chairman of the Board;

•	the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.
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SCHEDULE “F”
MANDATE OF THE CORPORATE GOVERNANCE COMMITTEE
The following description of the mandate of the Corporate Governance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Corporate Governance Committee of the Corporation (the “Corporate Governance Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1. Membership and Quorum
•	a minimum of three directors;

•	only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•	members of the Corporate Governance Committee shall be appointed annually by the Board upon the recommendation of the Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Corporate Governance Committee shall be filled by the Board upon the recommendation of the Corporate Governance Committee; membership on the Corporate Governance Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	quorum of majority of members.
2. Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.
3. Mandate
The responsibilities of the Corporate Governance Committee include the following:
(a)	Monitoring the composition and performance of the Board and its committees
•	monitoring the size and composition of the Board and its committees to ensure effective decision-making;

•	developing, reviewing and monitoring criteria, as well as establishing procedures, for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs;

•	identifying candidates qualified to become Board members and selecting or recommending that the Board selects the director nominees for the next annual or special meeting of shareholders;

•	retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms;

•	establishing performance-enhancing measures, and assessing and reviewing annually the performance and effectiveness of the Board, Board committees (subject to Board chair supervision for the Corporate Governance Committee), committee chairs and Board members, including the Chairman of the Board;

•	reviewing annually and making recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence; it being understood that directors who are executives of the Corporation receive no additional remuneration for their services as director;

•	reviewing and making recommendations, on an annual basis, on the amount and form of the Board chair’s and the committee chairs’ compensation;

•	retaining and replacing any independent firm to advise on directors’ compensation, including fixing such firm’s fees and other retention terms.
(b)	Overseeing corporate governance matters
•	developing and reviewing corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles;

•	reviewing the appropriateness of, and compliance by the Corporation with, the policies and practices of the Corporation relating to business ethics;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•	developing, reviewing and monitoring procedures for meeting the Board’s information needs, including formal and informal access to officers of the Corporation and external advisors;

•	developing, monitoring and reviewing, as applicable, the Corporation’s orientation and continuing education programs for directors;

•	reviewing and overseeing the disclosure of, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), and monitoring compliance and any waiver from compliance with the Code and the Policies, while ensuring appropriate disclosure of such waiver;

•	reviewing the Corporation’s general policy on insider trading and insider reporting, taking reasonable measures to ensure that such policy as well as the list of blackout periods are provided to every director and officer of the Corporation and overseeing the appropriate disclosure of same;

•	recommending Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

•	ensuring that a statement of corporate governance practices is included in the Corporation’s management proxy circular.
(c)	Evaluating the performance of the Corporate Governance Committee
•	ensuring that processes are in place to annually evaluate the performance of the Corporate Governance Committee.
Other than provided herein and as appropriate, the Corporate Governance Committee may obtain advice and assistance from outside legal or other advisors and set and pay their compensation, subject to advising the Board chair thereof. The Corporation shall pay all outside legal and other advisors so retained by the Corporate Governance Committee.
The Corporate Governance Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Corporate Governance Committee shall report regularly to the Board on the business of the Corporate Governance Committee.
The Board chair or, alternatively, a director designated by the Board, shall supervise the Corporate Governance Committee’s annual performance assessment.
Nothing contained in the above mandate is intended to transfer to the Corporate Governance Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Corporate Governance Committee.
* * * * * * *

SCHEDULE “G”
MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1. Membership and Quorum
•	a minimum of three directors;

•	only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;

•	members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	quorum of majority of members.
2. Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.

3. Mandate
The responsibilities of the Audit Committee include the following:
(a)	Overseeing financial reporting
•	monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

•	reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•	reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•	reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•	reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•	reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.
(b)	Monitoring risk management and internal controls
•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•	taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.
(c)	Monitoring internal auditors
•	ensuring that the internal auditors have a functional reporting relationship with the Audit Committee;

•	ensuring that the internal auditors have access to all levels of management in order to carry out their duties;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	approving the appointment and termination of the Corporation’s chief internal auditor;

•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.
(d)	Monitoring external auditors
•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

•	overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•	directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

•	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•	taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.
(e)	Reviewing financings
•	reviewing the adequacy of the Corporation’s financing, including terms and conditions.
(f)	Evaluating the performance of the Audit Committee
•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.
The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.
The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.
Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
* * * * * * *

SCHEDULE “H”
MANDATE OF THE COMPENSATION
AND HUMAN RESOURCES COMMITTEE
The following description of the mandate of the Compensation and Human Resources Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Compensation and Human Resources Committee of the Corporation (the “Compensation and Human Resources Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1. Membership and Quorum
•	a minimum of three directors;

•	only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•	members of the Compensation and Human Resources Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Compensation and Human Resources Committee shall be filled by the Board upon the recommendation of the Corporation’s Corporate Governance Committee; membership on the Compensation and Human Resources Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	quorum of a majority of members.
2. Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.
3. Mandate
The responsibilities of the Compensation and Human Resources Committee include the following:
(a)	Monitoring officers’ performance assessment, succession planning and compensation
•	taking reasonable measures to ensure that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers;

•	taking reasonable measures to ensure that the Chief Executive Officer (“CEO”) has put into place succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

•	recommending the appointment of officers, and approving the terms and conditions of their appointment and termination or retirement;

•	in collaboration with the Chairman of the Board, reviewing corporate goals and objectives relevant to the CEO, evaluating the CEO’s performance in light of those goals and objectives and such other factors as the Compensation and Human Resources Committee deems appropriate and in the best interest of the Corporation, and establishing the CEO’s compensation based on this evaluation;

•	reviewing the evaluation of the performance of the Corporation’s officers and recommending to the Board the officers’ compensation;

•	retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms;

•	reviewing any proposed change in the Corporation’s benefit and incentive plans with respect to the Corporation’s officers;

•	examining each element of executive remuneration and reporting annually on compensation practices, including producing for review and approval by the Board a report on executive compensation for inclusion in the Corporation’s management proxy circular.
(b)	Reviewing human resources practices
•	taking reasonable measures to ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence;

•	developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of the Corporation;

•	reviewing with the CEO and making recommendations to the Board, with respect to the design of incentive-compensation plans and equity-based plans;

•	advising the Board on policy with respect to the administration of the Corporation’s long term incentive programs and overseeing the administration thereof, including recommending to the Board grants of awards thereunder;

•	monitoring pension, strategic labour and social issues.
(c)	Evaluating the performance of the Compensation and Human Resources Committee
•	ensuring that processes are in place to annually evaluate the performance of the Compensation and Human Resources Committee.
The Compensation and Human Resources Committee chair or a member of the Compensation and Human Resources Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.
Other than as provided herein and as appropriate, the Compensation and Human Resources Committee may obtain advice and assistance from outside legal or other advisors and set and pay their compensation, subject to advising the Board chair thereof. The Corporation shall pay all outside legal and other advisors so retained by the Compensation and Human Resources Committee.

The Compensation and Human Resources Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Compensation and Human Resources Committee shall report regularly to the Board on the business of the Compensation and Human Resources Committee.
Nothing contained in the above mandate is intended to transfer to the Compensation and Human Resources Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Compensation and Human Resources Committee.
* * * * * * *